UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 ofthe Securities Exchange Act of 1934

For the month of September, 2008
Commission File No. 1-9987

B + H  O C E A N C A R R I E R S, L T D.

3rd Floor, Par La Ville Place
14 Par-La-Ville Road
Hamilton HM JX Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       No X

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

    On July 16, 2008 the annual general meeting (the “AGM”) of stockholders of B+H Ocean Carriers Ltd (the “Company”) resolved to apply for a delisting of the Company’s shares of Common Stock from the Oslo Stock Exchange (the “OSE”). The OSE granted the delisting on August 22, 2008, as announced on www.newsweb.no. The delisting will take effect on September 22, 2008. Following the delisting on the OSE, the shares of Common Stock of BHOC will be listed only on the American Stock Exchange (the “AMEX”).

    In connection with the delisting, the Company offered solely to its shareholders recorded in the VPS (the Norway custodian for shares traded on the OSE) as owning shares of common Stock of the Company (the “VPS Shares”) on June 16, 2008, the record date for the AGM (the “Eligible Shareholders”) to repurchase up to 1000 VPS Shares at a price of $10.85 per VPS share (equalling the volume weighted average price of the Company’s shares of Common Stock on the AMEX on the 20 trading days preceding June 16, 2008) for a period ending on September 19, 2008. The maximum aggregate number of VPS Shares that may be repurchased is 31,558 for an aggregate price of $342,404. Eligible Shareholders who choose not to sell VPS Shares to the Company at $10.85 per VPS Share may transfer the VPS Shares to an account in a Norwegian bank providing custodian services or transfer the VPS Shares to an account in a qualified bank or brokerage firm outside Norway. The Company will bear certain costs, not expected to exceed $10,000, of transferring VPS Shares to such account.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date   September 9, 2008
B+H Ocean Carriers, Ltd.
By:  /s/ Michael S. Hudner
Chief Executive Officer